UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

TOWERSTREAM CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

892000209
(CUSIP Number)

July 6, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☒  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  892000209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	John Stetson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States
NUMBER OF SHARES	5	SOLE VOTING POWER

		56,250 (1)

BENEFICIALLY OWNED BY	6	SHARED VOTING POWER

		405,897 (2)

EACH REPORTING	7	SOLE DISPOSITIVE POWER

		56,250 (1)
PERSON WITH:	8	SHARED DISPOSITIVE POWER

		405,897 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	405,897 (3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.99% (based on 4,099,967 shares of common stock outstanding as of July 7, 2015)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

(1)	Includes 56,250 shares of common stock issuable upon exercise of warrants held by John Stetson.

(2)
Includes 405,897 shares of common stock issuable upon conversion of 811,793 shares of Series B Convertible Preferred Stock held by HS Contrarian Investments, LLC.  Does not include (i) 40,532 shares of common stock issuable upon conversion of 81,064 shares of Series B Convertible Preferred Stock held by HS Contrarian Investments, LLC or (ii) 223,214 shares of common stock issuable upon exercise of warrants held by HS Contrarian Investments, LLC due to a blocker that prevents conversion of the Series B Convertible Preferred Stock and prevents the exercise of the warrants if such conversion/exercise would result in the holder’s beneficial ownership being in excess of 9.99% of the total outstanding shares of common stock.

John Stetson is the Managing Member of HS Contrarian Investments, LLC and in such capacity, is deemed to hold voting and dispositive power of the securities held by HS Contrarian Investments, LLC.

(3)
Includes (i) 56,250 shares of common stock issuable upon exercise of warrants held by John Stetson, (ii) 223,214 shares of common stock issuable upon exercise of warrants held by HS Contrarian Investments, LLC and (iii) 126,462 shares of common stock issuable upon conversion of 252,865 shares of Series B Convertible Preferred Stock held by HS Contrarian Investments, LLC.  Does not include 319,996 shares of common stock issuable upon conversion of 639,992 shares of Series B Convertible Preferred Stock held by HS Contrarian Investments LLC due to a blocker that prevents conversion of the Series B Preferred Stock if such conversion would result in the holder’s beneficial ownership being in excess of 9.99% of the total outstanding shares of common stock.

John Stetson is the Managing Member of HS Contrarian Investments, LLC and in such capacity, is deemed to hold voting and dispositive power of the securities held by HS Contrarian Investments, LLC.

CUSIP No. 892000209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	HS Contrarian Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida
NUMBER OF SHARES	5	SOLE VOTING POWER

		0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER

		405,897 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER

		0
PERSON WITH:	8	SHARED DISPOSITIVE POWER

		405,897 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	405,897 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.99% (based on 4,099,967 shares of common stock outstanding as of July 7, 2015)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

(1)
Includes 405,897 shares of common stock issuable upon conversion of 811,793 shares of Series B Convertible Preferred Stock held by HS Contrarian Investments, LLC. Does not include (i) 40,532 shares of common stock issuable upon conversion of 81,064 shares of Series B Convertible Preferred Stock held by HS Contrarian Investments, LLC or (ii) 223,214 shares of common stock issuable upon exercise of warrants held by HS Contrarian Investments, LLC due to a blocker that prevents conversion of the Series B Convertible Preferred Stock and prevents the exercise of the warrants if such conversion/exercise would result in the holders beneficial ownership being in excess of 9.99% of the total outstanding shares of common stock.

John Stetson is the Managing Member of HS Contrarian Investments, LLC and in such capacity, is deemed to hold voting and dispositive power of the securities held by HS Contrarian Investments, LLC.

Item 1(a).            Name of Issuer:

    Towerstream Corporation, a Delaware corporation

Item 1(b).            Address of Issuer's Principal Executive Offices:

    88 Silva Lane, Middletown, RI 02842

Item 2(a).            Name of Person Filing.

    The statement is filed on behalf of John Stetson and HS Contrarian Investments, LLC.

Item 2(b).            Address of Principal Business Office or, if None, Residence.

    68 Fiesta Way
    Fort Lauderdale, FL 33301

Item 2(c).            Citizenship.

    United States/Florida

Item 2(d).            Title of Class of Securities.

    Common Stock, $0.001 par value

Item 2(e).            CUSIP Number.

   892000209

Item 3.                 Type of Person

    Not applicable

Item 4.                 Ownership.

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 405,897 (1)

(b)	Percent of class: 9.99% (based on 4,099,967 shares of common stock outstanding as of July 7, 2015)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 56,250 (2)

(ii)	Shared power to vote or to direct the vote: 405,897 (3)

(iii)	Sole power to dispose or to direct the disposition of: 56,250 (2)

(iv)	Shared power to dispose or to direct the disposition of: 405,897 (3)

(1)
Includes (i) 56,250 shares of common stock issuable upon exercise of warrants held by John Stetson, (ii) 223,214 shares of common stock issuable upon exercise of warrants held by HS Contrarian Investments, LLC and (iii) 126,462 shares of common stock issuable upon conversion of 252,865 shares of Series B Convertible Preferred Stock held by HS Contrarian Investments, LLC. Does not include 319,996 shares of common stock issuable upon conversion of 639,992 shares of Series B Convertible Preferred Stock held by HS Contrarian Investments LLC due to a blocker that prevents conversion of the Series B Preferred Stock if such conversion would result in the holders beneficial ownership being in excess of 9.99% of the total outstanding shares of common stock.

John Stetson is the Managing Member of HS Contrarian Investments, LLC and in such capacity, is deemed to hold voting and dispositive power of the securities held by HS Contrarian Investments, LLC.

(2)	Includes 56,250 shares of common stock issuable upon exercise of warrants held by John Stetson.

(3)
Includes 405,897 shares of common stock issuable upon conversion of 811,793 shares of Series B Convertible Preferred Stock held by HS Contrarian Investments, LLC.  Does not include (i) 40,532 shares of common stock issuable upon conversion of 81,064 shares of Series B Convertible Preferred Stock held by HS Contrarian Investments, LLC or (ii) 223,214 shares of common stock issuable upon exercise of warrants held by HS Contrarian Investments, LLC due to a blocker that prevents conversion of the Series B Convertible Preferred Stock and prevents the exercise of the warrants if such conversion/exercise would result in the holder’s beneficial ownership being in excess of 9.99% of the total outstanding shares of common stock.

John Stetson is the Managing Member of HS Contrarian Investments, LLC and in such capacity, is deemed to hold voting and dispositive power of the securities held by HS Contrarian Investments, LLC.

Item 5.                 Ownership of Five Percent or Less of a Class.

    Not applicable.

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person.

    Not Applicable

Item 7.                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

    Not applicable.

Item 8.                 Identification and Classification of Members of the Group.

    Not applicable.

Item 9.                 Notice of Dissolution of Group.

    Not applicable.

Item 10.               Certifications.

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2016	By:	/s/ John Stetson
John Stetson

HS Contrarian Investments, LLC

Date: July 13, 2016	By:	/s/ John Stetson
Name: John Stetson
Title: Managing Member